

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2011

Mr. Andrew I. Sealfon
Chief Executive Officer
Repro-Med Systems, Inc.
24 Carpenter Road
Chester, New York 10918

>   **Re: Repro-Med Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 28, 2010**
>   **Filed June 1, 2010**
>   **File No. 000-12305**

Dear Mr. Sealfon:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief